                                                  Issuer Free Writing Prospectus
                     Filed Pursuant to Rule 433 under the Securities Act of 1933
                       Registration Statement Nos. 333-122925 and 333-122925-01
                                                          Relating to Prospectus
                                                Filed Pursuant to Rule 424(b)(2)






OFFERING SUMMARY
(RELATED TO THE PROSPECTUS SUPPLEMENT,
SUBJECT TO COMPLETION, DATED DECEMBER 16, 2005)

CITIGROUP FUNDING INC.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.
FULLY AND UNCONDITIONALLY GUARANTEED BY
CITIGROUP INC.



PRINCIPAL-PROTECTED EQUITY
LINKED NOTES BASED UPON THE
S&P 500(R) INDEX

DUE:___________, 2011


CITIGROUP FUNDING INC., THE ISSUER, AND CITIGROUP INC., THE GUARANTOR, HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT (FILE NO. 333-122925) AND THE OTHER DOCUMENTS CITIGROUP FUNDING AND CITIGROUP HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CITIGROUP FUNDING, CITIGROUP AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS BY CALLING TOLL-FREE 1-800-248-3580.

Investment Products   Not FDIC Insured     May Lose Value      No Bank Guarantee

DECEMBER 16, 2005                                               [CITIGROUP LOGO]

                    PRINCIPAL-PROTECTED EQUITY LINKED NOTES
                                 BASED UPON THE
                S&P 500(R) INDEX DUE                      , 2011

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering.

                               HOW THE NOTES WORK

     Principal-protected equity linked notes are hybrid investments that combine characteristics of equity and fixed income instruments. Similar to a fixed income investment, an investor's initial investment is 100% principal protected at maturity. Instead of paying a periodic fixed or floating rate of interest, the return on these notes is paid at maturity and is based upon the appreciation, if any, of an equity index. This type of investment allows investors to participate in a portion of the growth potential of the equity markets without risking their initial investment.

     The Principal-Protected Equity Linked Notes Based Upon the S&P 500(R) Index
due            , 2011 are equity-linked securities issued by Citigroup Funding
Inc. that have a maturity of approximately 5 years. At maturity, you will receive an amount in cash equal to the sum of $10 (your initial investment) plus an Index Return Amount, which may be positive or zero depending on the appreciation, if any, of the Underlying Index and on the Participation Rate. If the Ending Value exceeds the Starting Value, the Index Return Amount will equal the product of (1) $10, (2) the Index Return and (3) the Participation Rate (which will be less than 100%). If the Ending Value is less than or equal to the Starting Value, the Index Return Amount will be zero. Because the notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the notes, even though the amount payable to you at maturity is dependent on the value of the Underlying Index on the Valuation Date. Capitalized terms used in this summary are defined in "Preliminary Terms" on page 2.

     The notes do not offer current income, which means that you will not receive any periodic interest or other payments on the notes prior to maturity. In addition, you will not receive any dividend payments or other distributions, if any, on the stocks comprising the Underlying Index. The notes may be an attractive investment for an investor seeking growth potential on a principal protected basis and willing to forego current income. This type of investor may include, but is not limited to:

     - Fixed-income investors currently invested in zero coupon bonds who are seeking an opportunity to earn potentially higher equity-linked returns.

     - Conservative equity investors who wish to participate in a portion of the upside potential of a broad-based equity market index, while limiting their exposure to the downside.

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding, the payments on which are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding's parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

                               PRELIMINARY TERMS

     ISSUER:                         Citigroup Funding Inc.
    ................................................................................................................................
     GUARANTEE:                      Payments due on the notes are fully and unconditionally
                                     guaranteed by Citigroup Inc., Citigroup Funding's parent
                                     company
    ................................................................................................................................
     RATING OF THE ISSUER'S
     OBLIGATIONS:                    Aa1/AA- (Moody's/S&P) based upon the Citigroup guarantee
    ................................................................................................................................
     PRINCIPAL PROTECTION:           100% on the Maturity Date
    ................................................................................................................................
     SECURITY:                       Principal-Protected Equity Linked Notes Based Upon the S&P
                                     500(R) Index
    ................................................................................................................................
     PRICING DATE:                               , 2006
    ................................................................................................................................
     ISSUE DATE:                     Three business days after the Pricing Date
    ................................................................................................................................
     VALUATION DATE:                 Approximately 5 years after the Pricing Date
    ................................................................................................................................
     MATURITY DATE:                  Approximately 5 years after the Issue Date
    ................................................................................................................................
     UNDERLYING INDEX:               The S&P 500(R) Index
    ................................................................................................................................
     ISSUE PRICE:                    $10.00 per note
    ................................................................................................................................
     COUPON:                         None
    ................................................................................................................................
     PAYMENT AT MATURITY:            For each $10.00 note, $10.00 plus an Index Return Amount,
                                     which may be positive or zero
    ................................................................................................................................
     INDEX RETURN AMOUNT:            $10.00 X Index Return X Participation Rate, provided that
                                     the Index Return Amount will not be less than zero
    ................................................................................................................................
     INDEX RETURN:                   Will equal the following fraction, expressed as a
                                     percentage:
                                                Ending Value - Starting Value
                                                -----------------------------
                                                       Starting Value
    ................................................................................................................................
     STARTING VALUE:                 The closing value of the Underlying Index on the Pricing
                                     Date
    ................................................................................................................................
     ENDING VALUE:                   The closing value of the Underlying Index on the Valuation
                                     Date
    ................................................................................................................................
     PARTICIPATION RATE:                     % (to be determined on the Pricing Date). The
                                     Participation Rate will be less than 100%.
    ................................................................................................................................
     LISTING:                        Application has been made to list the notes on the American
                                     Stock Exchange under the symbol "PPE"
    ................................................................................................................................
     UNDERWRITING DISCOUNT:          3.50%
    ................................................................................................................................
     CALCULATION AGENT:              Citigroup Global Markets Inc.
    ................................................................................................................................
     FEES AND CONFLICTS:             Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the notes. Further,
                                     Citigroup Funding expects to hedge its obligations under the notes through the trading of the stocks comprising the
                                     Underlying Index or other instruments, such as options,
                                     swaps or futures, based upon the Underlying Index or the
                                     stocks compromising the Underlying Index by one or more of its affiliates. Each of Citigroup Funding's or its
                                     affiliates' hedging activities and Citigroup Global Markets'
                                     role as the Calculation Agent for the notes may result in a conflict of interest.
    ................................................................................................................................

                             BENEFITS OF THE NOTES

- GROWTH POTENTIAL. The Index Return Amount payable at maturity is based on the closing value of the Underlying Index on the Valuation Date and on the Participation Rate, enabling you to participate in a portion of the potential increase in the value of the Underlying Index during the term of the notes without directly investing in the Underlying Index or having to acquire each of the component stocks of the Underlying Index.

- CAPITAL PRESERVATION. At maturity, we will pay you at least the principal amount of the notes regardless of the performance of the Underlying Index.

- DIVERSIFICATION. The notes are linked to the S&P 500 Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

                         KEY RISK FACTORS FOR THE NOTES

An investment in the notes involves significant risks. While some of the risk considerations are summarized below, please review the "Risk Factors Relating to the Notes" section of the preliminary prospectus supplement related to this offering for a full description of risks.

- ANY APPRECIATION WILL BE LIMITED. If the Ending Value is greater than the Starting Value, your participation in the appreciation of the Underlying
   Index will be limited to the Participation Rate or   % of the Index Return.
   The Participation Rate will be less than 100%. As a result of the Participation Rate, the notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the full percentage change in the S&P 500 Index or an investment in some or all of the stocks underlying the S&P 500 Index.

- POSSIBILITY OF NO APPRECIATION. If the Ending Value is equal to or less than the Starting Value, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the S&P 500 Index is greater than the Starting Value at one or more times during the term of the notes or if the closing value of the S&P 500 Index at maturity exceeds the Starting Value, but the closing value of the S&P 500 Index on the Valuation Date is equal to or less than the Starting Value.

- NO PERIODIC PAYMENTS. You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

- POTENTIAL FOR A LOWER COMPARABLE YIELD. The notes do not pay any periodic interest. As a result, even if the Ending Value is greater than the Starting Value, the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

- SECONDARY MARKET. Citigroup Funding will apply to list the notes on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets intends to make a market in the notes, it is not obligated to do so.

- RESALE VALUE OF THE NOTES. Due to, among other things, changes in the price of and dividend yields on the stocks comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup's perceived creditworthiness, the notes may trade at prices below their initial issue price of $10 per note. You could receive substantially less than the amount of your initial investment if you sell your notes prior to maturity.

- CITIGROUP CREDIT RISK. The notes are subject to the credit risk of Citigroup, Citigroup Funding's parent company and the guarantor of the payments due on the notes.

                              THE S&P 500(R) INDEX

    GENERAL. The S&P 500 Index is published by Standard & Poor's, which we refer to as S&P, and is intended to provide an indication of pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 31, 2005, the common stocks of 426 of the 500 companies included in the S&P 500 Index were listed on the New York Stock Exchange, or NYSE. As of October 31, 2005, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 73% of the market value of S&P's internal database of over 6,985 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

    The following graph illustrates the historical performance of the S&P 500 Index based on the closing value thereof at the end of each December from 1947 through 2004. Past values of the S&P 500 Index are not necessarily indicative of future S&P 500 Index values.

                               (DOW JONES GRAPH)

    The closing value of the S&P 500 Index on December 15, 2005 was 1270.94.

    You should refer to the preliminary prospectus supplement related to this offering for additional information on the S&P 500 Index, including its makeup, method of calculation and changes in its components. All such disclosures in the preliminary prospectus supplement are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500 Index.

    LICENSE AGREEMENT. S&P and Citigroup Funding have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by S&P, including the S&P 500 Index, in connection with certain securities, including the notes. The license agreement provides that the following language must be stated in this offering summary:

    "The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, expressed or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the notes. S&P has no obligation to take the needs of Citigroup Funding or the holders of the notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are initially to be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

                     HYPOTHETICAL MATURITY PAYMENT EXAMPLES

     The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the notes at maturity. All of the hypothetical examples are based on the following assumptions:

     - Issue Price:  $10.00

     - Starting Value:  1260

     - Participation Rate:  75%

     - Term of the Notes:  5 years

     As shown by the examples below, if the Index Return is 0.00% or less, you will receive an amount at maturity equal to $10.00 per note, the amount of your initial investment in the notes. If the Index Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the notes.


                                                                                   ANNUALIZED
                                                                  TOTAL RETURN       RETURN
                                  INDEX RETURN      MATURITY         ON THE          ON THE
ENDING VALUE     INDEX RETURN      AMOUNT(1)       PAYMENT(2)        NOTES          NOTES(3)
    504.00         -60.00%           $0.00           $10.00           0.00%           0.00%
    630.00         -50.00%           $0.00           $10.00           0.00%           0.00%
    756.00         -40.00%           $0.00           $10.00           0.00%           0.00%
    882.00         -30.00%           $0.00           $10.00           0.00%           0.00%
   1008.00         -20.00%           $0.00           $10.00           0.00%           0.00%
   1134.00         -10.00%           $0.00           $10.00           0.00%           0.00%
   1260.00           0.00%           $0.00           $10.00           0.00%           0.00%
   1386.00          10.00%           $0.75           $10.75           7.50%           1.46%
   1512.00          20.00%           $1.50           $11.50          15.00%           2.83%
   1638.00          30.00%           $2.25           $12.25          22.50%           4.14%
   1764.00          40.00%           $3.00           $13.00          30.00%           5.39%
   1890.00          50.00%           $3.75           $13.75          37.50%           6.58%
   2016.00          60.00%           $4.50           $14.50          45.00%           7.71%
   2142.00          70.00%           $5.25           $15.25          52.50%           8.81%
   2268.00          80.00%           $6.00           $16.00          60.00%           9.86%

---------------

(1) Index Return Amount = $10.00 X Index Return X Participation Rate, provided that the Index Return Amount will not be less than zero

(2) Maturity Payment = $10.00 + Index Return Amount

(3) Compounded Annually

     The examples above are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value, Ending Value and Participation Rate.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes certain federal income tax considerations for initial U.S. investors that hold the notes as capital assets. Investors should refer to the preliminary prospectus supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

     Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount ("OID") for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the notes. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder's gross income (as ordinary income) over the term of the notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the notes. If the amount the notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder's economic income from holding the notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the notes as ordinary income (rather than capital gain).

     In the case of a holder of the notes that is not a U.S. person all payments made with respect to the notes and any gain realized upon the sale or other disposition of the notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form), the stocks underlying the Underlying Index are actively traded and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the preliminary prospectus supplement for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

                     ERISA AND IRA PURCHASE CONSIDERATIONS

     Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are not permitted to purchase the notes.

     Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account's decision to purchase or hold the notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase notes cover only owners and not employees.

                           ADDITIONAL CONSIDERATIONS

     If no closing value of the S&P 500 Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary prospectus supplement related to this offering. In addition, if the S&P 500 Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance. You should refer to the sections "Description of the Notes -- Index Return Amount" and "-- Discontinuance of the S&P 500 Index" in the preliminary prospectus supplement for more information.

     Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

     Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the notes, either directly or indirectly.

"Standard & Poor's(R)," "Standard & Poor's 500(R)," "S&P 500(R)," and "S&P(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor's or The McGraw-Hill Companies, Inc. as to their legality or suitability. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc. Standard & Poor's and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the notes.

(C) 2005 Citigroup Global Markets Inc. Member SIPC.
CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.
SP2203 179924 10/05